                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        Information to be included in Statements filed pursuant to Rules
         13d-1(b), (c) and (d) and amendments thereto filed pursuant to
                                  Rule 13d-2(b)

                               (Amendment No.___)

                         The Robert Mondavi Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    609200100
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x / Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)
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1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland
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Number of       5.  Sole Voting Power                 685,689
Shares Bene-    6.  Shared Voting Power               0
ficially        7.  Sole Dispositive Power            685,689
Owned by Each   8.  Shared Dispositive Power          0
Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

685,689 shares*
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10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares / /
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11. Percent of Class Represented by Amount in Row 9

6.95%
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12. Type of Reporting Person

BK
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* UBS AG disclaims beneficial ownership of such securities.

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Americas Inc.
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Delaware
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Number of       5.  Sole Voting Power                 685,689
Shares Bene-    6.  Shared Voting Power               0
ficially        7.  Sole Dispositive Power            685,689
Owned by Each   8.  Shared Dispositive Power          0
Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

685,689 shares*
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10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares / /
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11. Percent of Class Represented by Amount in Row 9

6.95%
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12. Type of Reporting Person

OO
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* UBS Americas Inc. disclaims beneficial ownership of such securities.

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Financial Services Inc.
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Delaware
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Number of       5.  Sole Voting Power                 685,689
Shares Bene-    6.  Shared Voting Power               0
ficially        7.  Sole Dispositive Power            685,689
Owned by Each   8.  Shared Dispositive Power          0
Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

685,689 shares
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10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares / /
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11. Percent of Class Represented by Amount in Row 9

6.95%
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12. Type of Reporting Person

BD
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Item 1(a) Name of Issuer

The Robert Mondavi Corporation
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Item 1(b) Address of Issuer's Principal Executive Offices:

The Robert Mondavi Corporation
7801 St. Helena Highway
Oakville, California 94562
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Item 2(a) Name of Person Filing:

UBS AG and UBS Americas Inc. and UBS Financial Services Inc.

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Item 2(b) Address of Principal Business Office:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

UBS Americas Inc.'s principal business office is:
677 Washington Blvd.
Stamford, CT  06901

UBS Financial Services Inc.'s principal business office is:
1285 Avenue of the Americas
New York, NY  10019
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Item 2(c) Citizenship

Item 4 of the cover pages are incorporated by reference
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Item 2(d) Title of Class of Securities

Common Stock
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Item 2(e) CUSIP Number:  609200100

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Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
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Item 4 (a)-(c)(iv).  Ownership:

Items 5-11 of the cover pages are incorporated by reference.
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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable
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Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Identification:  UBS Financial Services Inc.
Classification:  BD
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Item 8.  Identification and Classification of Members of the Group:

UBS Financial Services Inc. is a wholly owned subsidiary of UBS Americas Inc., which is a wholly owned subsidiary of UBS AG. UBS AG and UBS Americas Inc. are reporting indirect beneficial ownership of holdings by reason of their ownership of UBS Financial Services Inc. UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1).
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Item 9 Notice of Dissolution of Group:

Not Applicable
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Item 10.  Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     UBS AG

                                     By: /s/ Robert C. Dinerstein
                                     Robert C. Dinerstein
                                     Managing Director

                                     By: /s/ Per Dyrvik
                                     Per Dyrvik
                                     Managing Director

                                     UBS Americas Inc.
                                     By: /s/ Robert C. Dinerstein
                                     Robert C. Dinerstein
                                     Managing Director

                                     By: /s/ Amy Fainsbert
                                     Amy Fainsbert
                                     Authorized Person

                                     By: /s/ Charles Wilmot
                                     Charles Wilmot
                                     Authorized Person


  Date: February 19, 2004

                        AGREEMENT TO MAKE A JOINT FILING

         UBS AG, UBS Americas Inc. and UBS Financial Services Inc. each agrees that this Schedule 13G (including all amendments hereto) is filed by and on behalf of each such party.

                                     UBS AG

                                     By: /s/ Robert C. Dinerstein
                                     Robert C. Dinerstein
                                     Managing Director

                                     By: /s/ Per Dyrvik
                                     Per Dyrvik
                                     Managing Director

                                     UBS Americas Inc.

                                     By: /s/ Robert C. Dinerstein
                                     Robert C. Dinerstein
                                     Managing Director

                                     By: /s/ Per Dyrvik
                                     Per Dyrvik
                                     Managing Director

                                     UBS Financial Services Inc.

                                     By: /s/ Amy Fainsbert
                                     Amy Fainsbert
                                     Authorized Person

                                     By: /s/ Charles Wilmot
                                     Charles Wilmot
                                     Authorized Person

  Date: February 19, 2004